

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2015

<u>Via E-mail</u>
Anna Ioannou
President
Makkanotti Group Corp.
Larnakos Avenue, 73, ap. 402
Nicosia, Cyprus 1046

> **Re: Makkanotti Group Corp.**
> **Registration Statement on Form S-1**
> **Filed June 10, 2015**
> **File No. 333-204857**

Dear Ms. Ioannou:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with nominal assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Prospectus Cover page

3. Please provide information pursuant to Item 501(b)(8)(iii) of Regulation S-K. If you have not made any arrangements to place the funds in an escrow, trust, or similar account, state this clearly as well as the fact that the company, its officers and directors will immediately have access to investor funds.

Prospectus Summary, page 6

4. Please revise the disclosure Anna Ioannou will loan us the "needed amount of funds" to clearly state that Ms. Ioannou will loan you $25,000 in the event you do not raise $25,000 from this offering.

Risk Factors, page 8

Our sole officer and director has limited business, sales and marketing experience in our industry, page 10

5. Please revise your disclosure in the third sentence to clarify your reference to manufacturing paper cups.

Our Agreement for sale of goods with "Epidorpio Confectionery" Bakery . . ., page 12

6. Please revise your disclosure in the last sentence regarding your "further revenue" and "first sale of goods" Agreement to remove the implication that you have revenue.

Dilution, page 17

7. Please revise to correct the dilution per share and dilution percentage amounts.

Management's Discussion and Analysis or Plan of Operation, page 18

8. We note your disclosure on page 19 stating that your cash balance is $4,491 as of March 31, 2015. However, we note your cash balance is only $111. Please revise your disclosure accordingly.

Directors, Executive Officers, Promoter and Control Person, page 28

9. Please disclose the name of each organization in which Ms. Ioannou has been employed for the last five years, including the dates of such employment.

Future Sales by Existing Stockholders, page 32

10. Please note that the Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company. Given the limited amount and nature of your current assets and operations, it appears that you may be a shell company.   Please revise your disclosure to disclose that you are a shell and to clarify that Rule 144 is not available for resales of your shares by your existing stockholder. Refer to Rule 144 (i).

Plan of Distribution, page 32

11. Please disclose the manner in which the securities will be offered and how the investors will learn about the offering. For instance, will Ms. Ioannou solicit the investors through direct mailings and/or personal contact? How will she identify those who might have an interest in purchasing shares? Please provide us supplementally with copies of any materials that Ms. Ioannou intends to use in this regard.

Procedures for Subscribing, page 34

12. Please file a form of the subscription agreement that you will use in this offering as an exhibit to the registration statement.

Financial Statements, page 39

13. Please amend your filing to include audited statements of cash flows and changes in stockholders' equity for the period from your inception, May 15, 2014, through March 31, 2015, in accordance with Rule 8-02 of Regulation S-X.

Item 14. Indemnification of Director and Officers, page 49

14. Please expand your discussion to disclose the "applicable standard of conduct" set forth under the Nevada Revised Statutes that you refer to in the disclosure.

Legal Opinion, Exhibit 5.1

15. Please have counsel remove the language "otherwise protected attorney-client communication" in the third paragraph and the entire paragraph which begins "Typically, correspondence . . .". Purchasers of the common shares in this offering are entitled to rely on the legal opinion. See Section II. B. 3(d) of Staff Legal Bulletin No. 19 dated October 19, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or, in her absence, Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-mail
        Anthony Paesano, Esq.